Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:  Amendment no. 1 to application under Section 6(c) of the Investment Company Act of 1940 for an order permitting recapture of purchase credits; file no.  812-13713

Dear Ms. Samuel:

As discussed today, we request a withdrawal of the above-referenced filing made on June 14, 2010 (accession number 0000826734-10-000036).  That filing had referenced an incorrect filing number (812-13711).  In place of the June 14th filing, we are re-filing amendment #1 herewith, using file number 812-13713.

We appreciate your attention to this filing.

Sincerely,

C. Christopher Sprague